SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) No. 33.700.394/0001 -40

NIRE 35300102771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON NOVEMBER 28, 2008.

VENUE AND TIME: Av. Eusébio Matoso, No. 891, ground floor, in the city of São Paulo, State of São Paulo, at 11:00 am.

PRESIDING BOARD: Israel Vainboim – Chairman Claudia Politanski – Secretary

QUORUM: Shareholders representing more than 2/3 of the voting capital.

PRESENCE: Members of the Board of Directors, of the Audit Committee, of the Board of Officers and legal counsels and financial advisors to the Company.

CALL NOTICE: Published in the State of São Paulo Official Gazette, editions of November 13, 14 and 15 of 2008, on pages 9, 5 and 6, respectively, and in the Valor Econômico newspaper, edition of November 13 of 2008, sole edition of November 14, 15 and 16 of 2008, and edition of November 17, 2008, on pages C5, C11 and C11, respectively.

RESOLUTIONS UNANIMOUSLY APPROVED BY THOSE PRESENT

Pursuant to the terms proposed by the Board of Directors in the meeting held on November 12, 2008:

1. Capitalization of Reserves, Cancelation of Treasury Shares and Amendment of the By - Laws

1.1 It was approved the amendment and ratification of the decision taken in the Shareholders Meeting of the Company, held on July 16, 2008, which approved that the capitalization of funds allocated in the Reserve aimed to guarantee to the company an appropriate operational margin, in the amount of R$3,000,000,000.00 (three billion reais), should be accomplished with the issuance of shares. Considering that such issuance of shares has not been implemented yet, it is hereby approved that the increase on the corporate capital shall be effective without such issuance of shares, as per article 169, §1°, of the Rule 6.404/76.

1.1.1 In this sense, the issuance of shares was cancelled, and the capitalization of reserves and the respective increase on the corporate capital from R$8,000,000,000.00 (eight billion reais) to R$11,000,000,000.00 (eleven billion reais) was ratified, as approved on such Shareholders Meetings.

1.2 It was approved the cancelation of 73,338,904 (seventy three millions, three hundred and thirty eight thousand, nine hundred and four) preferred shares issued by Unibanco, which represent the total amount of its own-issued shares held in treasury.

1.3 According to the items 1.1 and 1.2 above, the Article 4th of the By-Laws shall be read follows:

“Article 4th: The capital stock is R$ 11,000,000,000,00 (eleven billion reais), divided into 2,734,416,904 (two billions, seven hundred and thirty four millions, four hundred and sixteen thousand and nine hundred and four) registered shares, with no par value, of which 1,511,316,336 (one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty six) are common shares and 1,223,100,568 (one billion, two hundred and twenty three million, one hundred thousand, five hundred and sixty eight) are preferred shares.”

1.4 It was approved the amendment of the articles of the By-laws of the Company regarding the composing of the Board of Directors and of the Audit Committee, in order to increase the maximum number of members of such bodies from 9 to 14 members in the Board of Directors and from 5 to 8 members in the Audit Committee.

1.5 Considering the resolutions aforementioned, articles 14 and 34 of the Company’s By-Laws shall be effective with the following wording:

“Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of fourteen (14) Directors, elected by the Shareholders Meeting for a one (1) year term.”

“Article 34: The Audit Committee shall have a minimum of 3 (three) and a maximum of 8 (eight) effective members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.”

1.6 It was approved the consolidation of the By-Laws which shall be effective in accordance with the wording given in Annex I attached hereto.

2. Election of members to the Board of Directors and the Audit Committee

2.1 It is hereby accepted the requests of resignation of Mrs. GUILHERME AFFONSO FERREIRA, JOÃO DIONISIO FILGUEIRA BARRETO AMOÊDO, JOAQUIM FRANCISCO DE CASTRO NETO, PEDRO SAMPAIO MALAN and VICENTE FALCONI CAMPOS to the positions of members of the Board of Directors of the Company, which was informed by resignation letter received on this date by the Company, provided that, under the terms of such letters, all the resignations hereby accepted are conditioned to the investiture of the new members of the Board of Directors elected below and the current members shall continue on their positions until the investiture of such new members.

It was also noted, for the record, a vote of gratitude made in the Shareholders Meeting to the abovementioned members of the Board of Directors for the excellent services that were rendered to the Company by them.

2.2 Elected, to the Board of Directors of the Company, with term of office until the investiture of the members of the board of director to be elected by the Annual Shareholders Meeting to be held in 2009, Messr. (i) ALCIDES LOPES TÁPIAS, Brazilian citizen, married, lawyer, RG-SSP/SP 3.262.877, CPF 024.054.828 -00, domiciled in São Paulo (SP), at Av. Paulista, 37, 10° floor; (ii) ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian citizen, married, engineer, RG-SSP/SP 11.759.083 -6, CPF 066.530.838 -88, domiciled in São Paulo (SP), at Rua Sansão Alves dos Santos, 102, 5° floor; (iii) ALFREDO EGYDIO SETUBAL, Brazilian citizen, married, businessman, RG-SSP/SP 6.045.777 -6, CPF 014.414.218 -07, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 13° floor; (iv) CANDIDO BOTELHO BRACHER, Brazilian citizen, married, businessman, RG-SSP/SP 10.266.958 -2, CPF 039.690.188 -38, domiciled in São Paulo (SP), at Av. Brigadeiro Faria Lima, 3.400, 4° floor; (v) FERNANDO ROBERTO MOREIRA SALLES, Brazilian citizen, married, industrial, RG-SECC/RJ 2.066.712 -7, CPF 002.938.068 -53, domiciled in São Paulo (SP), at Av. Eusébio Matoso, 891, 22° floor; (vi) GUILLERMO ALEJANDRO CORTINA, Argentinean citizen, married, banker, Bearer of the United States of America Passport n. 403758854, CPF 232.341.518 -22, domiciled at 4743 Binford’s Ridge Road, Charlotte, North Carolina, United States of America; (vii) GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian citizen, married, PH.D in Economy, RG-SSP/DF 408.776, CPF 101.942.071 -53, domiciled in São Paulo (SP), at Rua Estados Unidos, 498; (viii) HENRI PENCHAS, Brazilian citizen, married, engineer, RG-SSP/SP 2.957.281, CPF 061.738.378 -20, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12° floor; (ix) RICARDO VILLELA MARINO, Brazilian citizen, married, engineer, RG-SSP/SP n° 15.111.115 -7, CPF n° 252.398.288 -90, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Alfredo Egydio – 12° floor; and (x) ROBERTO EGYDIO SETUBAL, Brazilian citizen, married, engineer, RG-SSP/SP 4.548.549, CPF 007.738.228 -52, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, 10° floor.

2.2.1 Therefore, as soon as the members abovementioned are invested in theirs positions, the Board of Directors, whose term will last until the date of investiture of the members that shall be elected on the Annual Shareholders Meeting to be held in 2009, shall be composed by Messr.: Alcides Lopes Tápias, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal.

2.3 It is hereby accepted the requests of resignation from Messr. ISRAEL VAINBOIM and GABRIEL JORGE FERREIRA to the position of members of the Audit Committee of the Company, which was informed through resignation letters received on this date, provided that, under the terms of such letters, all the resignations hereby accepted are conditioned to the investiture of the new members of the Audit Committee elected below and Mr. Israel and Mr. Gabriel shall continue on their positions on the Audit Committee until the investiture of such new members.

It was noted, for the record, the vote of gratitude made on this Shareholders Meeting to Mr. Gabriel Jorge Ferreira for the excellent services that were rendered to the Company by him, as well as the vote of gratitude made to Mr. Israel Vainboin for his performance on the joint venturing between Itaú Group and Unibanco Group.

2.4 It is hereby elected to the Audit Committee, with terms of office until the date of investiture of the members that shall be elected by the Annual Shareholders Meeting to be held on 2009, Messr. (i) ALCIDES LOPES TÁPIAS, Brazilian citizen, married, lawyer, RG-SSP/SP 3.262.877, CPF 024.054.828 -00, domiciled at Av. Paulista, 37, 10° floor, São Paulo - SP; (ii) GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian citizen, married, PH.D in Economy, RG- SSP/DF 408.776, CPF 101.942.071 -53, domiciled at Rua Estados Unidos, 498, São Paulo - SP; and (iii) TEREZA CRISTINA GROSSI TOGNI, Brazilian citizen, married, Bacharel in Business Administration and in Accounting Sciences, RG-SSP/MG M-525.840, CPF 163.170.686 -15, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Metrô Floor, São Paulo – SP

2.4.1 Therefore, as soon as the members elected above are invested in their position, the Audit Committee, with term of office until the date of investiture of the members that shall be elected on the Annual Shareholders Meeting to be held in 2009, shall be composed as following: Messr. Alcides Lopes Tápias, Alkimar Ribeiro Moura, Eduardo Augusto de Almeida Guimarães, Gustavo Jorge Laboissiere Loyola, Guy Almeida Andrade and Tereza Cristina Grossi Togni.

3. Merger of the Shares of the Company

3.1 It was approved the Protocol and Justification of the Merger of Shares (“incorporação de ações”) of the Company (“Protocol and Justification”) executed, on November 12, 2008, between the management bodies of the Company and of Banco Itaú S.A, that has its head office located at the Praça Egydio de Souza Aranha, N. 100 – Torre Itausa and is registered before the Corporate Taxpayers Enrollment (“CNPJ”) under n° 60.701.190/0001 -04 (“Banco Itaú”), which shall be part of this minute as Annex II. The Protocol and Justification establishes all the terms and conditions of the merger of the shares of the Company, including the exchange rate thereby defined (“Merger of Shares”)

3.2 Further more, the shareholders expressed their approval in what refers to he nomination (i) by Banco Itaú, of the specialized company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., to proceed with the validation of the economic value of the Company; and (ii) by Banco Itaú and the Company, of the specialized companies Trevisan Auditores e Consultores Ltda. and BDO Trevisan Auditores Independentes to validate, respectively, the methodology and the calculation of the exchange rate of the preferred shares, which was made based on the average market quoted value of the Units (Shares certificates representing, each one, one preferred share of the Company and one preferred share of Unibanco Holdings S.A), on the sessions occurred on the São Paulo Stock Exchange (“Bovespa”), between September 1st, 2008 and October 31st, 2008. The shareholders also expressed their approval with regards the reports made by the specialized companies mentioned above.

3.3 It was approved the merger into Banco Itaú of the shares of the Company that are not at the moment of the Shareholders Meeting of Banco Itaú that will approve the merger of the shares of the Company, directly or indirectly, held by Banco Itaú. Therefore, under the terms of the Protocol and Justification, it was approved that 43,752,918 (forty three millions, seven hundred and fifty two thousand, nine hundred and eighteen) common shares and 1,095,356,887 (one billion, ninety five thousand million, three hundred and fifty six thousand, eight hundred and eighty seven) preferred shares shall be merged into Banco Itaú.

3.3.1 Considering that the present merger of shares is part of a broad corporate reorganization, that will ultimately result in the change of shares of Banco Itaú for shares of Banco Itaú Holding Financeira S.A (“Banco Itaú Holding Financeira”), the securities issued by the Company shall continue to be traded in the São Paulo Stock Exchange under its current stock tickers (UBBR3, UBBR4 and UBBR11) and in the New York Stock Exchange under the form of GDS (UBB) until a date to be further announced, when such stock tickers will be replaced by stock tickers of the securities issued by Banco Itaú Holding Financeira (which are currently traded under the tickers ITAU3, ITAU4 and ITU).

3.4 The shares of the Company that are currently subject to restrictions on transfers, registered before the book-entry system of the Company, in its quality of manager institution of the book-entry system, shall be exchanged for new shares subject to the same kind of restriction on transfers, during the original term of such restrictions, under the terms of the agreements that provide the grounds of such restrictions.

3.5 Under the provisions of paragraph 1st of the article 137 of the Rule 6.404/76, the shareholders that, on October 31, 2008, held common (UBBR3) or preferred shares (UBBR4) issued by the Company that were not deposit under the form of Units (UBBR11), will have withdraw rights.

3.5.1 The value of the reimbursement to the dissident shareholders, under the terms of article 45, paragraph 1, of the Rule 6404/76, which is the equivalent in Reais to the book value of the respective shares on December 31, 2007, is R$ 4.236374 per share.

3.6 The management bodies of the Company, represented under the provisions of its by-laws, are hereby authorized to perform all the acts and to execute all the documents that are necessary for the effectiveness and completion of the resolutions taken hereby, including to subscribe, on behalf of the shareholders of the Company, the shares to be issued by Banco Itaú as a result of the Merger of Shares.

DOCUMENTS FILED IN COMPANY’S HEAD OFFICES: The proposals of the Board of Directors dated as of November 12, 2008, the Protocol and Justification of Merger of Shares and the reports prepared by Hirashima & Associados Consultoria em Transações e Reorganizações Societárias Ltda. and by Trevisan Auditores e Consultores Ltda. were filled in the Company’s head offices.

BOARD OF AUDITORS: There was no consideration by the Board of Auditors since it is not currently on duty.

São Paulo, November 28, 2008.

(aa) Israel Vainboim - Chairman
Claudia Politanski - Secretary

ATTENDING SHAREHOLDERS: for UNIBANCO HOLDINGS S.A.- Geraldo Travaglia Filho and José Lucas Ferreira de Melo – Officers; GERALDO TRAVAGLIA FILHO; ISRAEL VAINBOIM; CLAUDIA POLITANSKI; LEILA CRISTIANE BARBOZA BRAGA DE MELO; p.p. ASCESE FUNDO DE INVESTIMENTOS EM AÇÕES; DYNAMO BETON - FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; DYBRA - FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR - FUNDO DE INVESTIMENTO EM AÇÕES; FEBRA FUNDO DE INVESTIMENTO EM AÇÕES; TNAD FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO PUMA II - FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES e PUMA INVEST LLC - Mario Coelho Joppert – attorney in fact; p.p. TEACHER RETIREMENT SYSTEM OF TEXAS – Talita Car Vidotto – attorney in fact; SÉRGIO FONSECA LIMA; JOSÉ LUCAS FERREIRA DE MELO and REGINA LONGO SANCHEZ.

This minute is an exact copy of the original transcribed in the book of the minutes of the shareholders’ meeting, being executed by shareholders representing the majority of the voting capital of the Company.

São Paulo, November 28, 2008.

Israel Vainboim	Claudia Politanski
Chairman	Secretary

ANNEX I

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A., with head offices and legal venue in the City of São Paulo, State of São Paulo, hereinafter referred to as UNIBANCO, shall be governed by these corporate By-laws and by the applicable legal provisions.

Article 2: The corporate purpose of UNIBANCO is general banking services, including currency exchange transactions, in which multiservice banks are allowed to engage, being also authorized to participate in other companies, pursuant to the applicable legal and statutory provisions.

Sole Paragraph: UNIBANCO shall not:

a) acquire real property not intended for its own use, except in the cases permitted by law or regulations.

b) issue debentures or founder shares (partes beneficiárias).

Article 3: UNIBANCO shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 4: The capital stock is R$ 11.000.000.000,00 (eleven billion reais), divided into 2,734,416,904 (two billions, seven hundred and thirty four millions, four hundred and sixteen thousand and nine hundred and four) registered shares, with no par value, of which 1,511,316,336 (one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty six) are common shares and 1,223,100,568 (one billion, two hundred and twenty three million, one hundred thousand, five hundred and sixty eight) are preferred shares.

First Paragraph: UNIBANCO is authorized to increase, without amending these By-laws, the corporate capital up to more 2,631,628,323 (two billion, six hundred and thirty one million, six hundred and twenty eight thousand, three hundred and twenty three) additional common or preferred shares, subject to the following rules:

a) the Board of Directors shall have the power to determine the issuance of shares and/or subscription warrants and on conditions thereof;

b) the issuance of common or preferred shares may be conducted without maintaining proportion between those two types of shares; and

c) the issuance of preferred shares shall be subject to the limits established by law.

Second Paragraph: – The issuance of shares or subscription warrants to be sold in the Stock Exchanges or for public subscription, as well as for the acquisition of control through the swap of shares in a public offer, if previously authorized by the competent authorities, may be carried out with a reduction of the term for the exercise of preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant to the shareholders priority in the subscription of shares of one or both types.

Third Paragraph: UNIBANCO may, upon authorization by the Board of Directors, purchase its own shares to be cancelled or maintained in treasury for subsequent sale, in accordance with the applicable legal and statutory provisions.

Fourth Paragraph: Without any impairment of rights and restrictions set forth in this Article, all the shares of UNIBANCO shall be in book-entry form and shall remain in deposit accounts in the name of their holders, without the issuance of share certificates, in accordance with Articles 34 and 35 of Law No. 6,404, of December 15, 1976, and the shareholders may be required to pay the fees mentioned in Article 35, Third Paragraph, of the aforementioned law.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders Meeting, UNIBANCO may grant stock options to its managers and employees, as well as to the managers and employees of the companies controlled by it.

Article 5: The preferred shares are not entitled to voting rights, are not convertible into common shares, and are not subject to Article 111, First Paragraph, of Law No. 6,404 of December 15, 1976 and shall be entitled to the following advantages:

a) participation in the net profits of each fiscal year, in an amount that shall ensure to each preferred share an yearly dividend 10% (ten percent) higher than the one distributed to each common share;

b) priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such shares in the capital stock; and

c) participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits.

Article 6: UNIBANCO may, upon notice to the Stock Exchanges where its shares are traded and upon publication of announcements, suspend the transfer of shares for periods not longer than 15 (fifteen) days each, and not to exceed 90 days in the aggregate during a year.

Article 7: UNIBANCO may, pursuant to these By-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) UNIBANCO; and

b) UNIBANCO HOLDINGS S.A., a publicly held company, with head offices in the City of São Paulo, capital of the State of São Paulo, registered under Corporate Taxpayers Enrollment (“CNPJ”) under No. 00.022.034/0001 -87, hereinafter referred to as HOLDINGS.

First Paragraph: For the purposes of this article, each deposited preferred share issued by UNIBANCO shall correspond to a concomitant deposit of one class “B” preferred share issued by HOLDINGS.

Second Paragraph: Only shares which are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for conversion into UNITS.

Article 8: The shareholders of UNIBANCO may, pursuant to Articles 9, 10 and 11 of these By-laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 9: From the issue date of the Units, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS, by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered only to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 10: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder; and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO's registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply the holders of the UNITS with a statement of their UNITS' account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of a UNITS' (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS' account or upon an order in writing from said holder, the name and identification of the holder of the UNITS' account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holders of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of the transfer of said shares to the share deposit accounts maintained by UNIBANCO in the holder’s name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of the UNITS for a specified period of time, subject to the following circumstances:

I – an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO' shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed 90 (ninety) days;

II - the beginning of a public offering for the primary or secondary distribution of the UNITS, either in the international or in the domestic market, in which case the suspension period shall not exceed 30 (thirty) days.

h) UNITS with burdens, liens, or encumbrances upon them, as per item “b” of this article, may not be the object of a cancellation request;

i) once the UNITS are cancelled, the holder of the shares they represent may dispose of those shares and the restrictions mentioned in items “a” and “c” of Article 9 shall not apply.

Article 11: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in the Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the property of the shares represented by the UNITS;

d) If the shares of UNIBANCO or HOLDINGS are split, cancelled or combined or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I - In the event that there is a change in the number of shares represented by UNITS, as a result of share splits or through the capitalization of profits or reserves carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall issue new UNITS registering them in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS class “B” preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by either UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holder of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 7, and shall deliver the remaining shares issued to the holder of the UNITS represented by the split shares.

II - In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by UNIBANCO HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of 1 (one) UNIBANCO preferred share to 1 (one) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by either UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III – in the capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1st) if UNIBANCO and HOLDINGS simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 7, unless such shareholder provides instructions to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the formation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2nd) if only one of the companies increases its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued .

CHAPTER III

General Shareholders Meeting

Article 12: The general shareholders´ meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph – A shareholder may be represented at a Shareholders Meetings by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with UNIBANCO may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meetings, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Director or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders Meetings.

Second Paragraph: In order to be binding upon UNIBANCO, shareholders agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of UNIBANCO must be previously approved by the Central Bank of Brazil and filed at UNIBANCO's head office, in accordance with the applicable rules established by the Board of Directors. UNIBANCO may request the shareholders clarifications in order to properly fulfill its obligations.

CHAPTER IV

Management

Article 14: UNIBANCO shall be managed by the following bodies:

a) the Board of Directors;

b) the Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of fourteen (14) Directors, elected by the Shareholders Meeting for a one (1) year term.

First Paragraph: The Board of Directors shall have one Chairman and one Vice-Chairman, chosen by the Board of Directors, as described in Second Paragraph of Article 18.

Second Paragraph: The age limit for a member of the Board of Directors shall be sixty-five (65) years of age. Such limit may, however, be extended by the Board of Directors.

Article 16: It is incumbent upon the Board of Directors to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

b) call Shareholders Meetings;

c) submit to the Shareholders Meetings proposals for:

I - capital increase or reduction;

II - mergers, amalgamations or spin-offs;

III - amendments to the By-laws;

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in (i) controlled or (ii) affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV - results and investment budgets and the respective action plans submitted pursuant to sub-item II of the First Paragraph of Article 23;

e) upon proposal by the Board of Executive Officers:

I - examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 48;

II - decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders’ Meeting;

g) establish the bonus of each of the members of the Board of Directors and of the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 48;

h) appoint a replacement for the President, for the members of the Board of Officers, the Board of Directors and the Audit Committee, in the cases established on this By-laws;

i) authorize, whenever it deems necessary, on the cases not established on this By-laws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the powers granted;

j) elect and remove the members of the Board of Officers;

k) determine the duties and responsibilities of the Officers in accordance with their respective areas of work, including to appoint an Officer responsible for the Ombudsman’s Office;

l) elect and remove the Ombudsman;

m) supervise the management by the Board of Executive Officers, examine, at any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as any other acts;

n) analyze the qualitive and quatitive semiannual report on the activities of the Ombudsman’s Office of the Conglomerate, as well as to implement the corrective or proceedings and routine improvement measures proposed by the Ombudsman’s Office;

o) supervise and provide guidance to the performance of the Board of Executive Officers;

p) appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, under the terms of item (b), Article 38;

q) decide upon the purchase of shares issued by UNIBANCO, subject to the Third Paragraph of Article 4;

r) decide upon the creation of committees to deal with specific matters within the authority of (i) the Board of Directors and/or of (ii) the Board of Officers;

s) decide upon the acts provided for in the First and Second Paragraphs of Article 4;

t) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

u) establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these By-laws;

v) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these By-laws; and

w) deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit Committee, the members of the Audit Board, if on duty, and employees that legally act by delegation of the management, during or after the term of their respective mandates, arising from the legal acts of management practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

First Paragraph: Except for the activities mentioned on the Second Paragraph below, the above mentioned incumbencies are exclusively of the Board of Directors.

Second Paragraph: The Board of Directors might delegate the incumbencies of itens “d”, II, (ii), “k”, “l”, and “r”, (ii) above whenever, according to the Board of Directors criteria, (a) the decision to be taken is not considered strategical for the Company, (b) regards operational matters, or (c) is strictly related to the activities of other bodies, committees or board of officers of UNIBANCO.

Third Paragraph: The Board of Directors may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under the denomination it deems appropriate, provided that such functions do not conflict with the exclusive duties established on this Bylaws.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors, with authority to appoint any of the members of said Board to do so in his stead;

b) appoint, under the circumstances provided for in sub-item II of Article 19, the replacements for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Directors or of the Board of Executive Officers to do so in his stead.

Sole Paragraph: It is incumbent upon the Vice-Chairman of the Board of Directors to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Board of Directors may be called by the Chairman or by the Vice-Chairman, individually, or by any two members of the Board of Directors jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Board of Directors.

Article 19: Except in the cases to which the law establishes special procedures, the replacement of the members of the Board of Directors shall be as follows:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other Director appointed by the Chairman of the Board of Directors;

III– all other Directors by a replacement appointed by the Board of Directors;

IV - if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

Sole Paragraph - The replacement appointed in accordance with sub-item III of this article shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

b) up to 10 (ten) Vice Presidents;

c) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: - The President, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 48;

b) to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the By-laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers, as the case may be;

f) to care for the improvement of the members of management, following up on their professional performance and development;

g) investment of resources resulting from tax incentives.

Article 22: It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the other members of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II - coordinating the activities of the Vice Presidents, and follow-up their respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Vice-Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the sole paragraph of the Article 16;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following-up of their respective performance;

III - reaching decisions within his authority;

First Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President and the Vice-Presidents, jointly:

I - to approve and change UNIBANCO's administrative structure and internal rules;

II - to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III - to establish operational and administrative limits of authority;

IV - to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph The jointly decisions of the President and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers:

I – the management and supervision of the areas which shall be assigned to them by the provisions of sub-item II of Article 23 of this By-laws; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon Officers and Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II - the duties of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III - the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV - the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Vice-Presidents. In case of any impossibility, any of two of them may, jointly, appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys-in-fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c)UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by (i) any member of the Board of Executive Officers jointly with an attorney-in-fact, (ii) jointly by two attorneys-in-fact, or even (iii) by a sole attorney-in-fact or an Officer, provided that it is previously, specifically and expressly authorized by the Board of Directors. In every case, the power of attorney must specify in the respective instrument the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney-in-fact is a legal entity.

SECTION III

Provisions Applying to the Board of Directors, to the Board of Officers and to the Audit Committee

Article 29: The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors, members of the Audit Committee and of the Board of Officers, whenever the lower limits set forth in this By-laws in law have been fulfilled.

Article 30: The holding a position on the Board of Directors, on the Board of Officers and on the Audit Committee shall not require the placement of bond.

Article 31:- As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors, the Board of Officers and the Audit Committee shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors, of the Board of Officers and of the Audit Committee, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19, 26 and 37.

Sole Paragraph:- If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32: The members of the Board of Directors, of the Board of Officers and of the Audit Committee shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33: The Shareholders Meeting shall establish the compensation for the Board of Directors, for the Board of Officers and for the Audit Committee, in accordance with item “f” of Article 16.

CHAPTER V

Audit Committee

Article 34:- The Audit Committee shall have a minimum of 3 (three) and a maximum of 8 (eight) effective members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.

First Paragraph:- The Audit Committee shall have one Chairman chosen by the Board of Directors.

Second Paragraph:- At least one member of the Audit Committee must have proved accounting or related financial management expertise, that qualifies him as an audit committee financial expert.

Third Paragraph:- The members of the Audit Committee may be Directors.

Fourth Paragraph:- This Audit Committee shall be a single committee for the entire Conglomerate Unibanco, as set forth in law.

Article 35: For holding the position of member of the Audit Committee, the basic requirements for holding such position shall be observed, as well as the legal bars applicable.

Sole Paragraph:- The duty of the member of the Audit Committee may not be delegated.

Article 36: The Shareholders Meeting shall establish the global compensation for the Audit Committee, and the compensation for each of its members shall be established in accordance with the provisions of item “f” of Article 16.

First Paragraph:- The member of the Audit Committee is not allowed to receive any other kind of compensation from the Conglomerate's companies or from its affiliated companies, except for those to which he is entitled to as member of the Audit Committee.

Second Paragraph: In case the member of the Audit Committee is also a Director of any of the companies of the Conglomerate Unibanco or of its affiliated companies, he shall choose for which of those positions compensation he wishes to receive.

Article 37: Exception made to the cases to which the law establishes special procedures, the replacement of the members of the Audit Committee shall be made as follows:

a) in case of temporary replacement, the Chairman of the Audit Committee shall be replaced by the member appointed by him;

b) in case of replacement due to a vacancy, the Chairman and the members shall be replaced by the member appointed by the Board of Directors.

Sole Paragraph:- The replacement appointed shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

Article 38: It is incumbent upon the Committee of Audit:

a) To establish and, whenever deemed necessary, to change its administrative structure and internal rules, and submit it to the approval of UNIBANCO's Board of Directors;

b) To appoint, "ad referendum" of the Board of Directors of each company of the Conglomerate Unibanco, when applicable, the Company to be hired to render independent auditing services, as well as, if it deems necessary, the replacement of such render;

c) To review, previously to its publication, the semiannual financial statements, including the explanatory notes, the management reports and the independent auditor's technical report of each one of the companies of The Conglomerate Unibanco;

d) To analyze the effectiveness of the internal and the independent audit;

e) To analyze the compliance, by the management of each of the companies of the Conglomerate Unibanco, when applicable, of the recommendations made by the internal or by the independent auditor;

f) To establish and to disclose procedures to the reception and treatment of information regarding the non compliance with laws and regulations applicable to the Conglomerate Unibanco, in addition to the internal rules and codes, including the ones which sets forth specific procedures for the protection of the provider and of the confidentiality of the information, as well as the procedures for the reception and treatment of information regarding to the accounting reports;

g) To meet ordinarily on a quarterly basis with the Board of Officers, with the independent audit and with the internal audit of each company of The Conglomerate Unibanco, in order to verify the compliance with its recommendations or queries, including those regarding the planning of the respective audit works. Such meetings shall be recorded in minutes.

h) To meet with the Audit Board, if in duty, and with the Board of Directors of the companies of The Conglomerate Unibanco, by their request, to discuss the policies, practices and procedures identified upon matters within their incumbency;

i) To recommend, to the Board of Officers of the companies of The Conglomerate Unibanco, when applicable, corrections or improvements of policies, practices and procedures identified upon matters within their incumbency;

j) Other attributions necessary for the compliance with law and regulation, in addition to those that the Audit Committee itself understands to be relevant to ensure:

(i) the independence of the external auditors;

(ii) the adequacy and effectiveness of the internal controls; or

(iii) the accuracy of the financial statements.

Article 39: It is incumbent upon the Chairman of the Audit Committee:

I - chair the meetings of the Audit Committee, with authority to appoint any of the members of said Committee to do so in his stead;

II - appoint any of the members of the Audit Committee to replace him in his absences, vacations, leaves or occasional impediments;

III - determine the agenda of the Committee's meetings.

Article 40: The Audit Committee shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph:- The meetings of the Audit Committee may be called by any member of the Audit Committee.

Second Paragraph:- The decisions of the Audit Committee shall be taken by a majority of votes in the presence of at least half of its members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph:- The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Audit Committee.

Article 41: The members may be dismissed at any time by decision taken by the Shareholders Meetings.

CHAPTER VI

The Audit Board

Article 42: UNIBANCO shall have an Audit Board that shall be comprised of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in law.

First Paragraph: The Audit Board shall only operate in those fiscal years in which the shareholders, in accordance with the provisions of law, request its institution.

Second Paragraph: The Shareholders Meeting at which the institution of the Audit Board is requested shall elect its members and determine their compensation.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders Meeting following its institution.

CHAPTER VII

The Ombudsman’s Office

Article 43: UNIBANCO will have an organizational component of ombudsman (“Ombudsman’s Office”), with the function of assuring the strict compliance of the legal and regulatory provisions regarding the consumer’s rights, and of acting as a way of communication among the clients of the products and services offered by UNIBANCO and the companies that render such services, including the mediation of possible conflicts.

Sole Paragraph: The Ombudsman’s Office shall be a single office for the entire Conglomerate Unibanco, except for those companies that, in virtue of its nature or activity, constitute its own ombudsman’s office.

Article 44: The Board of Directors, or other body appointed by it, will appoint the Conglomerate Unibanco’s Ombudsman, with powers to also remove him.

Firt Paragraph: The Ombudsman will have a mandate of 1 (um) year, being possible to be reelected several times, and shall hold its position, after the end of its mandate, until the appointment of his substitute.

Second Paragraph: The Ombudsman shall not develop any other activities in Conglomerate Unibanco, except for the position of Officer responsible for the Ombudsman’s Office.

Article 45: The Ombudsman’s Office shall:

a) receive, register, instruct, analyze and provide formal and proper treatment to complains of clients and users of products and services rendered by the companies of Conglomerate Unibanco, that are not solved by the usual services provided branches and any other service places;

b) render the necessary clarifications and inform the complainers about the progress of their demands and the connected measures adopted;

c) inform the complainers the estimated deadline to the final response, which shall not be longer than the deadline of the current applicable regulation;

d) to provide the complainers with a final response to their complains, in the deadline previously informed;

e) to to propose corrective measures to the management or improvement of procedures and routines and deal with the analisys of clains received;

f) to prepare and forward to the internal audit, the Audit Committee and the Board of Directors, at the end of each semester, a quantitative and qualitative report on the activities of the Ombudsman’s Office, including the proposasl mentioned on item“e” above.

Artigo 46: For the achievement of the functions of the Ombudsman’s Office, UNIBANCO assures that:

a) there shall be adequate conditions to the Ombudsman’s Office in order to allow it to develop its activities, so that its performance shall be guided on transparency, independency, imparciality and exemption; and

b) the Ombudsman’s Office of the Conglomerate will have access to the necessary information to prepare the adequate responses to the complains received, with a wide administrative support, being able to request informations and documents for the performance of its activities.

CHAPTER VIII

Fiscal Year, Financial Statements, Reserves and Dividends

Article 47: The fiscal year shall begin on the 1st day of January and shall end on December 31st of each year.

Article 48: On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

a) balance sheet;

b) statement of accumulated losses and profits;

c) income statement for the fiscal year;

d) statement of origin and investment of funds.

First Paragraph: The following shall be deducted from the results of the fiscal year:

a) accumulated losses, if any, in the form set forth at law;

b) the provision for income taxes and the Social Contribution on Net Profit;

c) up to 10% (ten percent) of the result remaining after the deductions referred to in items “a” and “b” of this paragraph, as profit sharing for the Board of Directors and the Board of Officers, in compliance with legal limitations, and in accordance with the Second Paragraph of this article.

Second Paragraph: - The compensation provided in item “c” of the First Paragraph of this article shall be determined and paid to the administrators by decision of the Board of Directors, subject to ratification by the Shareholders Meeting and in accordance with the relevant legal provisions.

Third Paragraph: UNIBANCO’s results, after the deductions referred to in the First Paragraph of this article, comprise the net profit of the fiscal year that, by decision of the Board of Directors, having heard the Audit Board, if in operation, shall be allocated as follows, subject to ratification by the Shareholders Meeting:

a) 5% (five percent) for the creation of a Legal Reserve, which shall not exceed 20% (twenty percent) of the corporate capital;

b) establishment of Reserves for Contingencies, as permitted by law;

c) 35% (thirty-five percent) of the remaining net profit, after constitution of the reserves set forth in the above items “a” and “b” as mandatory dividend;

d) establishment of the Reserves for Unrealized Profits in those fiscal years in which the amount of the mandatory dividends exceeds the effected portion of the fiscal year’s net profit, pursuant to the provisions of Articles 197 and 202, III, of Law no. 6,404, of Dec. 15, 1976, as modified by Law no. 10,303, of Oct. 31, 2001;

e) the balance shall be allocated for a reserve designed to ensure that UNIBANCO maintains adequate operating margin, up to one hundred percent (100%) of the corporate capital;

f) the eventual remaining balance shall be disposed of in accordance with the resolutions of the Shareholders Meeting, being observed the applicable legal provisions.

Fourth Paragraph: It shall be attributed to each preferred share an amount at least 10% (ten percent) higher than the amount attributed to each common share in the distribution of dividends mentioned in item “c” of Third Paragraph of this Article.

Fifth Paragraph: The payment of dividends which are authorized by the Shareholders Meeting or by the Board of Directors shall occur within sixty (60) days of the date on which they were declared and, in any event, within the same fiscal year in which they are declared.

Sixth Paragraph: The company may declare, by decision of the Board of Directors, after the Audit Board, if in operation, is heard, during the fiscal year and before the subsequent Annual Shareholders Meeting, interim dividends, which may constitute a partial or full advance of the mandatory dividends, to be taken from:

a) profits ascertained in a semiannual balance sheet, and

b) retained profits or Profit Reserves verified in the former annual or semiannual balance sheet.

Seventh Paragraph:- The company may further declare, by decision of the Board of Directors, pursuant to item "e" of Article 16 of the By-laws, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves.

Eighth Paragraph: For the purpose of calculating the amount of the mandatory dividends to be distributed, any interest distributed to the shareholders shall be considered, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP), as provided in the Seventh Paragraph of Article 9 of Law no. 9,249 of December 26, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.

CHAPTER IX

Liquidation

Article 49: UNIBANCO shall enter into liquidation in the cases determined by law or by decision of the Shareholders Meeting, which shall establish the form of liquidation and shall appoint the liquidators and the Audit Board, if the institution thereof is requested, to operate during the liquidation period.

CHAPTER X

General Provisions

Article 50: Any shareholder who does not pay the amounts due for subscribed shares, in accordance with the conditions set out in the subscription form or, if any of them remains negligent, when called upon to do so by the Board of Executive Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of 1% (one percent) per month in addition to monetary restatement calculated in accordance with the prevailing official rates, notwithstanding the utilization by UNIBANCO of all remedies available at law for the satisfaction of its credit.

Article 51: The reimbursement amount for the shares in the cases in which it is assured by law shall be equal to the net worth of the shares, ascertained on the basis of the balance sheet prepared in the manner prescribed in law.

CHAPTER XI

Transitory Provisions

Article 52: The company shall keep in its accounting records, as a Special Dividends Reserve, the amount of R$63.897.529,90 (sixty-three million, eight hundred and ninety-seven thousand, five hundred and twenty-nine reais and ninety centavos), which, on Dec. 31, 1996, corresponded to 77,105,743.8181 UFIRs (Fiscal Reference Unit), to be transferred from the Legal Reserve referred to in sub-item II of item “e” of the Third Paragraph of Article 48, said amount being constituted of the profits ascertained in the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991.

Sole Paragraph: The Special Dividends Reserve mentioned in this article shall be reduced by an amount equal to the dividends distributed by UNIBANCO from this Reserve or as a result of its capitalization.

ANNEX II

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES OF

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S/A

BY

BANCO ITAÚ S.A.

This Protocol and Justification of Merger of Shares is entered into between:

1. as the management body of BANCO ITAÚ S.A (“ITAÚ”), financial institution, enrolled with the Corporate Taxpayers Enrollment (CNPJ ) N. 60.701.190/0001 -04, with its head offices located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, in the city of São Paulo, State of São Paulo, its Board of Officers, hereby represented by its officers signed below; and

2. as the management body of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S/A. (“UNIBANCO”), a company enrolled with the Corporate Taxpayers Enrollment (CNPJ) N. 33.700.394/0001 -40, with its head offices located at Av. Eusébio Matoso, 891, city of São Paulo, State of São Paulo, its Board of Directors, hereby represented by its officers signed below.

UNIBANCO and ITAÚ jointly hereinafter referred as “Companies”.

Whereas:

1. E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. (“E. JOHNSTON”) company registered under the CNPJ N. 00.025.238/0001 -71, with its main office located at Rodovia Washington Luiz (SP 310) – Km 307, city of Matão, State of São Paulo, is currently the controlling shareholder of UNIBANCO HOLDINGS S.A. (“UNIBANCO HOLDINGS”), which in its turn is the controlling shareholder of UNIBANCO;

2. BANCO ITAÚ HOLDING FINANCEIRA S.A. (“BIHF”) is the controlling shareholder of ITAÚ;

3. As per the Joint Venture Agreement entered into on November 03, 2008 (“Joint Venture Agreement”), the Companies understand highly strategic and important to its objectives of expansion and deeper national banking market penetration to unify efforts and resources to the formation of a Brazilian financial institution with international activities and strong leadership on the Brazilian banking system and with a relevant foreign position in the international financial and capital markets, which will result in an increase of management and operational efficiency.

4. In this sense, the economic groups desire to unify ITAÚ and UNIBANCO in a single conglomerate. In order to do so, the Parties agree that the best structure implies that (i) the totality of the shares issued by UNIBANCO shall be held, directly or indirectly, by ITAÚ, which is the largest operational company of the new conglomerate to be created and is the company that will achieve the highest synergy with the operational structures of UNIBANCO and (ii) BIHF shall be the only publicly held company of the new financial conglomerate whose shares will be traded, which will guarantee a higher liquidity and transparency on the trading of the shares of the conglomerate in all markets.

5. In order to implement the final structure described above, it is understood to be more convenient that the shares of E. JOHNSTON of UNIBANCO HOLDINGS and of UNIBANCO are merged into ITAÚ;

6. Furthermore, according to the terms agreed between the parties, before the referred mergers, Itaú shall merger the shares of Itaú Export S/A (“Export”);

7. In this sense, on this date it was also executed the Protocol and Justification of Merger (“Protocolo e Justificação de Incorporação de Ações”) of the shares of E. JOHNSTON by ITAÚ and the Protocol and Justification of Merger of UNIBANCO HOLDINGS by ITAÚ. Therefore, before the merger of the shares of UNIBANCO, the shareholders of ITAÚ shall deliberate about the merger of the totality of the shares of E. JOHNSTON and of UNIBANCO HOLDINGS, which are not yet held indirectly by ITAU in resulting of the merger of E.JOHNSTON;

8. According to the Extraordinary General Meeting of the Shareholders of UNIBANCO, held on July 16, 2008, its shareholders approved an increase of the stock capital through the capitalization of the reserves which should be made with the issue of the new shares. However, considering that (i) such shares were not issued yet; and (ii) the UNIBANCO Board of Directors approved, on a meeting held on the present date, to propose the re-ratification of such resolution in order to effect such capitalization without the issuance of new shares, it is noted that the capital stock of UNIBANCO, when considered that the capitalization of corporate reserves was made without issuing shares, would be R$ 11,000,000,000.00 (eleven billions reais), divided into 2,807,755,808 (two billion, eight hundred and seven million, seven hundred and fifty-five thousand and eight hundred and eight) registered shares, without par value, being 1,511,316,336 (one billion, five hundred and eleven millions, three hundred and sixteen thousand and three hundred and thirty-six) common shares and 1,296,439,472 (one billion, two hundred and ninety-six million, four hundred and thirty-nine thousand and four hundred and seventy-two) preferred shares;

9. ITAÚ is a joint-stock company with a capital stock as R$10,202,000,000.00 (ten billion, two hundred and two million reais), divided into 2,953,439,742 (two billion, nine hundred fifty three million, four hundred thirty-nine thousand and seven hundred and forty two) registered shares, without par value, being 1,553,418,582 (one billion, five hundred fifty-three million, four hundred eighteen thousand and five hundred and eighty-two) common shares and on 1,400,021,160 (one billion, four hundred million, twenty-one thousand and one hundred and sixty) preferred shares;

Propose to merger the shares of UNIBANCO by ITAÚ, according to the following provisions and conditions:

1. REASONS

1.1. As per the Joint Venture Agreement, the management of the Companies and the controlling shareholders of both groups have decided to unify the activities of ITAÚ and of UNIBANCO and, after preliminary studies about the convenience of the merger of UNIBANCO’ shares into ITAÚ (“the Merger”), have concluded, based on the reasons mentioned on the “Whereas” above, that such Merge shall observe the structure designed for the whole transaction, as described below:

2. STRUCTURE OF THE MERGER OF UNIBANCO’ SHARES BY ITAÚ

2.1. In order to define the best structure for the merger of shares of UNIBANCO by ITAÚ, the parties considered the following facts:

     (i) 378,434 (three hundred seventy-eight thousand and four hundred and thirty-four) common shares issued by UNIBANCO are held by E. JOHNSTON and 1.467.184.984 (one billion, four hundred and sixty-seven million, one hundred and eighty-four thousand and nine hundred and eighty-four) common shares and 127.743.681 (one hundred and twenty seven million, seven hundred and forty-three thousand and six hundred and eight one) preferred shares issued by UNIBANCO held by UNIBANCO HOLDINGS;

     (ii) at the moment of the merger of the shares of UNIBANCO, ITAÚ will be already, as a result of the previous mergers of the shares of E. JOHNSTON and UNIBANCO HOLDINGS, mentioned on item 7 of the “Whereas Section” of this Protocol and Justification, the indirect holder of such 1.467.563.418 (one billion, four hundred sixty-seven million, five hundred sixty-three thousand and four hundred and eighteen) common shares and 127.743.681 (one hundred and twenty seven million, seven hundred and forty-three thousand and six hundred and eight one) preferred shares issued by UNIBANCO held by UNIBANCO HOLDINGS;

     (iii) if the shares of UNIBANCO held by E. JONHSTON and UNIBANCO HOLDINGS were merged into ITAÚ, it would need to deliver its own issued shares to such companies, creating, therefore, a major reciprocal interest among such companies;

     (iv) such reciprocal interest is not desirable, thus, it would be more coherent that it was merged only the shares issued by UNIBANCO that are not already held indirectly by ITAÚ, pursuant to the proceedings also proposed in the Protocol and Justification of the Merger of UNIBANCO HOLDINGS; and

     (v) UNIBANCO holds 73,338,904 (seventy-three million, three hundred and thirty-eight thousand and nine hundred and four) own issued preferred shares held in treasury, which should be cancelled in a moment immediately before the Merger.

2.2. Therefore, it should be merged, into ITAÚ 43,752,918 (forty-three millions, seven hundred and fifty-two thousand and nine hundred and eighteen) common shares and 1,095,356,887 (one billion, ninety-five million, three hundred and fifty-six thousand and eight hundred and eight seven) preferred shares issued by UNIBANCO.

3. VALUATION CRITERIA

3.1. Whereas (i) the asset held by E. JOHNSTON is composed almost exclusively by the shares issued by UNIBANCO HOLDINGS and (ii) the asset held by UNIBANCO HOLDINGS are composed almost exclusively by the shares issued by UNIBANCO, it can be concluded that the value of the equity of E. JONHSTON, of UNIBANCO HOLDINGS and of UNIBANCO, all summed and disregarding the effects of the double-counting of such assets, is equivalent to the value of the net worth of UNIBANCO.

3.2. Thus, provided that the merger of the shares of E. JOHNSTON, of UNIBANCO HOLDINGS and of UNIBANCO will result in an increase of the net worth of ITAÚ equivalent to the value of UNIBANCO, and that consequently the value of the shares of the three companies to be merged by Itaú is equivalent to the value of UNIBANCO, all the three mergers of shares shall be executed on the basis of the net worth of UNIBANCO.

3.3. It was requested to the specialized company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. (“Hirashima”) that the valuation of the economic value of UNIBANCO be prepared, with record date of September 30th, 2008 (“Record Date of the Merger”).

3.4. The date of the Merger will be November 28th, 2008, and the Merger will become effective with the execution of (i) the Shareholders Meeting of UNIBANCO, on which there shareholders shall decided on the merger of the shares into ITAÚ and this Protocol and Justification, and (ii) the Shareholders Meeting of ITAÚ, on which the shareholders shall decided on the merger of the shares into ITAÚ, this Protocol and Justification, the appointment of Hirashima, the valuation report prepared by Hirashima and the increase on the capital stock of ITAÚ, as result of the Merger, as provided on item 5 below.

4. EXCHANGE RATE OF THE SHARES

4.1. For (i) each 1,1797 common share issued by UNIBANCO to be merged into ITAÚ, there shall be ascribed 1 common share issued by ITAÚ and (ii) each 3,4782 preferred share issued by UNIBANCO to be merged into ITAÚ, there shall be ascribed 1 preferred shares issued by ITAÚ.

4.2. Such exchange rate of the shares was established within the scope of the corporate reorganization agreed between the management and the controlling shareholders of the groups, according to the Joint Venture Agreement.

4.2.1. The exchange rate of the preferred shares, under the provisions agreed within the corporate reorganization of the groups, was established based on the average market quoted value of the Units (Shares certificates representing, each one, one preferred share of UNIBANCO and one preferred share of UNIBANCO HOLDINGS) and of the preferred shares of BIHF, on the last 45 sessions of the Bovespa. Both the Units and the preferred shares of BIHF are listed on the IBX – 50 and on the Ibovespa and are traded on the New York Stock Exchange (“NYSE”). The values of the exchange rate of the preferred shares which were calculated by the parties, in accordance with such criteria, were validated by Trevisan Auditores e Consultores Ltda.

5. INCREASE ON THE SHARE CAPITAL OF ITAÚ

5.1. The merger of the shares of EXPORT, of E. JOHNSTON, of UNIBANCO HOLDINGS and of UNIBANCO into ITAÚ will, jointly, result in an increase on the capital stock of ITAÚ equal to R$ 29,973,000,000.00 (twenty-nine billion, nine hundred and seventy three million reais), being issued 1,141,988,071 (one billion, one hundred and forty one million, nine hundred and eighty eight thousand and seventy one) shares with an issue price of R$ 29,973,533,158.18 (twenty nine billion, nine hundred and seventy-three million, five hundred and thirty-three thousand, one hundred and fifty eight reais and eighteen cents) being noted that the difference between the issue price of the shares and the capital increase will be registered into the corporate stake reserve.

5.2. As result of the merger of the shares of UNIBANCO and based on the exchange rate of the shares established above, 37,088,173 (thirty-seven million, eighty-eight thousand and one hundred and seventy three) common shares and 314,920,616 (three hundred fourteen million, nine hundred twenty thousand and six hundred and sixteen) preferred shares will be issued by ITAÚ, which will be ascribed them to the shareholders of UNIBANCO.

5.3. The equity changes that may occur between the Record Date of the Merger and the Date of the Merger will be assumed by ITAÚ.

6. DATE FOR THE EXCHANGE OF THE STOCK TICKER

6.1. The securities issued by UNIBANCO will continue to be traded normally on Bovespa under its current stock tickers (UBB3, UBBR4 and UBBR11) and in the New York Stock Exchange under the form of GDSs (UBB) until the date to be further announced by the Companies.

7. STATUTORY CHANGES ON ITAÚ

7.1. Provided that ITAÚ already performs the activities described on the corporate purpose of UNIBANCO, the only statutory change needed on ITAÚ by reason of the Merger will be on its capital stock. Nevertheless, whereas as the merger is a part of a process of corporate restructuration, on which the shares of EXPORT, of E. JONHSTON, of UNIBANCO HOLDINGS and of UNIBANCO will be merged into ITAÚ, and that these four mergers will occur on the same date and on such chronological order, and the Art. 3rd of the By – Laws of ITAÚ will be valid with the following wording, after the approval of all the mergers:

“Art. 3° - CAPITAL STOCK AND SHARES – The capital stock is R$ 40,175,000,000.00 (forty billion, one hundred and seventy-five million reais), divided into 4,095,427,813 (four billion, ninety-five million, four hundred and twenty-seven thousand and eight hundred and thirteen) registered shares, without par value, being 2,081,169,523 (two million, eighty-one million, one hundred and sixty-nine thousand and five hundred and twenty-three) common shares and 2,014,258,290 (two billions, fourteen millions, two hundred and fifty-eight thousand and two hundred and ninety) preferred shares without right to vote, but with the following advantages: (i) priority in the distribution of yearly minimum dividends of R$ 0,022 per share, not cumulative, which will be adjusted in case of division or consolidation of shares; (ii) right of, in the event of transference of the control, be included in the public offering for acquisition of shares, in order to assure the equal price to 80% (eighty percent) of the value paid per share with vote right, integrating the group of control, assured the dividends at least equal to the common shares, but with priority to receive the dividends not cumulative, never shorter than the dividends ascribed to the common shares.

8. OTHER PROVISIONS

8.1. Fractional shares will be sold on the stock exchange and the proceeds will be proportionately divided among the holders of the fractions.

8.2. UNIBANCO does not hold direct or indirect equity interest on ITAÚ. However, as some of its subsidiaries hold shares issued by BIHF and by ITAUSA - INVESTIMENTOS ITAÚ S.A., which are controlling shareholders of ITAÚ, this will cause reciprocal indirect interest when ITAÚ become the controlling shareholder of UNIBANCO. Therefore the parties decide that such shares shall be keep in treasury for sale or cancelation, and considering for the limit referred on the Art. 3rd of the Regulation of CVM n° 10/80.

8.3. Pursuant to 1st paragraph of the article 137, of the Law N. 6404/76, the shareholders that, on October 31st , 2008, were the owners of (i) common shares or (ii) preferred shares issued by UNIBANCO that were not deposited under the form of Units, will have its withdraw right assured. The value of the reimbursement to dissident shareholders, under the terms of article 45, 1st paragraph, of the Law N. 6404/76, equivalent in Reais to the book value of the respective shares on the date of December 31st , 2007, is R$ 4,236374 per share.

8.4. The shares issued by UNIBANCO that are subject to restrictions on transfers registered before the register of shares held by UNIBANCO, institution that render services of book-entry shares to UNIBANCO, will be exchanged by new shares issued by ITAÚ submitted to the same restriction on transfers, during the original term of such restrictions, under the terms of the agreements that provide the grounds of such restrictions.

8.5. This instrument is executed in an irrevocable and irreversible basis, binding the parties signed hereto and its successors.

In witness whereof, the parties hereto duly execute this Protocol of Merger and Justification on 6 copies of equal form, on the presence of the witness signed below.

São Paulo, November 12th, 2008.

____________________________________________________
Board of Officers of Banco Itaú S.A.

_______________________________________________________
Board of Directors of Unibanco – União de Bancos Brasileiros S.A.

WITNESS:

1a. ______________________________________________	2a. ______________________________________________

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 28, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.